Final execution version

AMENDED AND RESTATED FIRST ADDENDUM TO THE SCHEME IMPLEMENTATION AGREEMENT

between

ROYAL BAFOKENG PLATINUM LIMITED

and

MASEVE INVESTMENTS 11 PROPRIETARY LIMITED

and

PLATINUM GROUP METALS (RSA) PROPRIETARY LIMITED

Final execution version

PARTIES

This First Addendum is made between:

(1)	Royal Bafokeng Platinum Limited, a company registered in accordance with the laws of South Africa under registration number 2008/015696/06, and listed on the JSE (the Purchaser);

(2)	Platinum Group Metals (RSA) Proprietary Limited, a company registered in accordance with the laws of South Africa under registration number 2000/025984/07 (PTM (RSA)); and

(3)	Maseve Investments 11 Proprietary Limited, a company registered in accordance with the laws of South Africa under registration number 2008/018995/07 (the Company).

WHEREAS:

(A)	This First Addendum sets out the terms upon which the Parties wish to amend certain provisions of the Scheme Implementation Agreement.

(B)	Accordingly, the Parties are entering into this First Addendum to record their agreement in writing.

IT IS AGREED AS FOLLOWS:

1.	DEFINITIONS AND INTERPRETATION

1.1	For the purposes of this First Addendum and the preamble above:

1.1.1	Scheme Implementation Agreement means the Scheme Implementation Agreement concluded between the Parties on 23 November 2017;

1.1.2	First Addendum means this amended and restated first addendum to the Scheme Implementation Agreement; and

1.1.3

unless otherwise defined herein or the context indicates otherwise, words and expressions defined in the Scheme Implementation Agreement shall have the same meaning where used in this First Addendum and any references in this First Addendum to the word clause shall be a reference to a clause in the Scheme Implementation Agreement.

1.2

In the event of a conflict between the provisions of this First Addendum and the provisions of the Scheme Implementation Agreement in relation to the subject matter hereof, the provisions of this First Addendum shall prevail to the extent of the inconsistency.

1.3

It is hereby recorded that the Parties entered into a first addendum to the Scheme Implementation Agreement on Friday, 2 February 2018 (the Original First Addendum). The parties are now entering into this amended and restated First Addendum to make certain amendments to the Original First Addendum, and this First Addendum shall take precedence over and replace the Original First Addendum.

2.	AMENDMENTS

With effect from the signature date of this First Addendum, the Scheme Implementation Agreement be and is hereby amended as follows:

2.1	by the insertion of a new clause 7.3:

“To the extent that the Company is required to pay any amounts to Africa Wide, whether as a result of Africa Wide exercising its appraisal rights in terms of Section 164 of the Companies Act or otherwise (the Africa Wide Claim), PTM (RSA) hereby agrees, notwithstanding anything else contained in this Agreement (in particular clause 16.1), to pay to the Purchaser an amount equivalent to the amount (pre-tax) of the Africa Wide Claim, less the amount saved by the Purchaser as a result of not having to pay the Africa Wide Consideration (the Africa Wide Purchase Price Reduction), provided that if such payment is due and owing prior to the Closing Date, the Africa Wide Purchase Price Reduction may be set off against the PTM (RSA) Consideration by the Purchaser, and the number of PTM (RSA) Consideration Shares to be issued to PTM (RSA) shall be decreased accordingly. If, following full and final settlement of the Africa Wide Claim, the amounts paid to Africa Wide by the Company (and any tax payable thereon), are less than the Africa Wide Consideration, the Purchaser agrees to pay PTM (RSA) the difference between the Africa Wide Claim and the amounts saved by the Purchaser as a result of not having to pay the Africa Wide Consideration, provided if such payment is due and owing prior to the Closing Date, it may be added to and settled as part of the PTM (RSA) Consideration (provided that the aggregate amounts payable by the Purchaser to PTM (RSA) and Africa Wide, whether in cash or in RBPlats Shares, in terms of this Agreement shall never exceed the Equity Consideration), and the number of PTM (RSA) Consideration Shares to be issued to PTM (RSA) shall be increased accordingly.”

2.2	By the insertion of the following sentence at the end of clause 11.4:

“To the extent that any amounts remain owing to Redpath and/or Africa Wide by the Company (including any related legal and other expenses) (after, in the case of any amounts owing by the Company to or in respect of Redpath, application of the Redpath Contribution in settlement thereof), on the date of repayment of the Environmental Deposit amount, the Company shall be entitled to retain and deduct such amounts from the Environmental Deposit Amount, and the provisions of this clause 11 shall apply to the Environmental Deposit Amount as so reduced.”

2.3	by the insertion of a new clause 22:

“22	REDPATH

22.1

The Purchaser agrees to contribute within 3 (three) Business Days of the CP Fulfilment Date (as defined in the Sale of Business Agreement) an amount of R12 500 000 (twelve million five hundred thousand) (the Redpath Contribution) to the Company towards any amounts to be paid to Redpath by the Company in settlement of any amounts owed to Redpath by the Company, whether in terms of a settlement agreement, arbitration award, court order or otherwise, provided that such amount shall be paid into an escrow account (Escrow Account) with a third party escrow agent of the Purchaser’s choosing (Escrow Agent) on the condition that the Redpath Contribution will be held in escrow until such time as:

22.2.2	the Plant Transaction closes in accordance with its terms; and

22.2.3	all agreements between the Company and Redpath being terminated in full; and

22.2.4

the Company, PTM (RSA) and Redpath enter into a settlement agreement on terms reasonably acceptable to the Purchaser and PTM (RSA) in terms of which all agreements between the Company and Redpath are terminated and there is full and final settlement of all amounts owed by the Company to Redpath or all disputes between the Company, PTM (RSA) and Redpath are resolved by way of a full and final binding arbitration award or court order, and any amounts owing to Redpath in terms thereof (including any related legal costs and expenses) are paid and settled in full;

and provided that once released from the Escrow Account, such amount shall only be utilized for the settlement of any debt owed to Redpath by the Company, whether in terms of a settlement agreement, arbitration award, court order or otherwise, or to reimburse or repay any person who provided funding for such purpose, and to the extent the Redpath Contribution exceeds the amounts owing to Redpath, the balance shall be repaid to the Purchaser. If this Agreement lapses or terminates, the Redpath Amount shall be immediately repaid to the Purchaser.

22.3

From the Closing Date (as defined in the Sale of Business Agreement) until the conditions referred to in clause 22.1 are fulfilled, notwithstanding anything contained in the Sale of Business Agreement, the Company, shall retain the Deposit Amount plus a further amount of R676,883.31 from the Plant Consideration (in aggregate, the Redpath Retention Amount) for payment to Redpath whether in terms of a settlement agreement, arbitration award, court order or otherwise, and shall not be entitled to apply any amount of the Redpath Retention Amount to the settlement of any of PTM (RSA)’s loan claims against the Company. The Redpath Retention Amount shall, for the duration of this period, be retained in a ring-fenced, interest-bearing trust account for the Company's benefit with the Company’s attorneys. The value of PTM’s loan claims against the Company must be no less than the amount referred to in clause 7.1.1 on the Closing Date.

22.4

Maseve and the Purchaser agree that the costs incurred in connection with: (i) the appointment of the Escrow Agent; (ii) the establishment of the Escrow Account (including the conclusion of the escrow agreement in relation thereto which shall reflect the conditions above (the Escrow Agreement), and which the parties agree they shall negotiate in good faith); and (iii) the fees payable to the Escrow Agent in connection with the administration and management of the Deposit in terms of the Escrow Agreement, shall be borne and shared between them on an equal basis.”

22.5

To the extent that any amount which Company is ultimately required to pay to Redpath (plus any legal or other expenses related thereto) (the Redpath Settlement Amount) is in excess of the Redpath Retention Amount plus the Redpath Contribution (the difference between the 2 amounts being the Redpath Deficit), PTM (RSA) hereby agrees, notwithstanding anything else contained in this Agreement (in particular clause 16.1), to pay to the Purchaser an amount equivalent to the Redpath Deficit within 30 (thirty) days of the Company paying the Redpath Settlement Amount in full, provided that if the Redpath Settlement Amount is paid in full prior to the Closing Date, the Redpath Deficit may be set off against the PTM (RSA) Consideration by the Purchaser, and the number of PTM (RSA) Consideration Shares to be issued to PTM (RSA) shall be decreased accordingly. If the Redpath Settlement Amount is less than the Redpath Retention Amount plus the Redpath Contribution (the difference between the 2 amounts being the Redpath Excess), and –

22.5.1

the Redpath Settlement Amount is paid before the Closing Date, the Redpath Excess shall be released from the Escrow Account and further dealt with in accordance with clause 9.3 of the Sale of Business Agreement; or

22.5.2

the Redpath Settlement Amount is paid after the Closing Date, the Redpath Excess shall be released to Maseve from the Escrow Account and the Purchaser agrees to pay an amount equivalent to the Redpath Excess to PTM (RSA) within 30 (thirty) days of the Company paying the Redpath Settlement Amount in full, which payment shall be further dealt with by PTM RSA as contemplated in clause 9.3 of the Sale of Business Agreement.

22.6	Save as specifically provided to the contrary herein, no indemnities or warranties given by the Company or PTM (RSA) shall apply in regard to the Redpath Contribution.

2.4	The Parties also agree that the date for fulfilment of the condition in clause 2.1.1 shall be extended to the Share Transaction Long Stop Date.

2.5	The Parties agree that a reference to the new clause 22 shall be included in the definition of Operative Provisions.

3	SAVINGS CLAUSE

Save to the extent specifically or by necessary implication modified in or inconsistent with the provisions of this First Addendum, all the terms and conditions of the Scheme Implementation Agreement shall mutatis mutandis continue in full force and effect and be binding upon the Parties according to their terms. Unless the context otherwise requires, all references to the Scheme Implementation Agreement herein shall be to the Scheme Implementation Agreement as amended by this First Addendum.

4	CLAUSES FROM THE SCHEME IMPLEMENTATION AGREEMENT

Clauses 18 (Announcements and Confidentiality), 19 (Dispute Resolution), 20 (Addresses for Legal Processes and Notices) and 21 (General) of the Scheme Implementation Agreement shall apply mutatis mutandis between the Parties in respect of this First Addendum and are incorporated herein by reference.

5	GENERAL

a.

This First Addendum may be signed in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any Party may enter into this First Addendum by signing any such counterpart.

b.	The persons signing this First Addendum in representative capacity hereby warrant their authority to do so.

c.	By signing in the space provided below, the Parties agree to the terms and conditions set forth in this First Addendum.

(Signature pages follow)

SIGNED at Fairways on this the 12th day of February 2018.

For and on behalf of

ROYAL BAFOKENG PLATINUM LIMITED

____

Signatory: MJL Prinsloo

Capacity: Authorised signatory

Who warrants his authority hereto

SIGNED at _______________ on this the _______ day of ___________ 2018.

For and on behalf of

MASEVE INVESTMENTS 11 PROPRIETARY LIMITED

____

Signatory:

Capacity:

Who warrants his authority hereto

SIGNED at _______________ on this the _______ day of ___________ 2018.

For and on behalf of

PLATINUM GROUP METALS (RSA) PROPRIETARY LIMITED

____

Signatory:

Capacity:

Who warrants his authority hereto

SIGNED at ______________ on this the ________ day of ___________ 2018.

For and on behalf of

ROYAL BAFOKENG PLATINUM LIMITED

____

Signatory:

Capacity:

Who warrants his authority hereto

SIGNED at Vancouver on this the 12th day of Feb 2018.

For and on behalf of

MASEVE INVESTMENTS 11 PROPRIETARY LIMITED

____

Signatory: Frank R. Hallam

Capacity: Director

Who warrants his authority hereto

SIGNED at Vancouver on this the 12th day of Feb 2018.

For and on behalf of

PLATINUM GROUP METALS (RSA) PROPRIETARY LIMITED

____

Signatory: Frank R. Hallam

Capacity: Director